

March 20, 2009

<u>Via Facsimile (212) 446-4900 and U.S. Mail</u>
Andrew Nagel, Esq.
Kirkland & Ellis, LLP
153 East 53rd Street
New York, NY
10022

Re: Target Corporation
Soliciting Materials on Schedule 14A filed March 17, 2009 by
Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International,
Ltd., Pershing Square IV Trade-Co, L.P.,
Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co.
Ltd., Pershing Square International IV-I Trade-Co, Ltd., William A. Ackman,
Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague.
File No. 1-06049

Dear Mr. Nagel:

We have conducted a limited review of the filings listed above. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

<u>Soliciting Materials filed March 17, 2009 (Press Release)</u>

1. We refer you to the soliciting materials filed by the Company on March 16, 2009. The company has indicated that it will nominate only four candidates for re-election given that only four of the current directors have terms that are set to expire in 2009. Your materials reference the election of five directors. Please clarify this inconsistency. Specifically,

clarify in future filings whether the participants plan on introducing a proposal seeking to expand the board of directors or whether they intend on seeking the removal of a current director.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements in the press release:

    o "[n]one of the incumbent non-executive directors of Target has comparable executive experience in the company's main lines of business…,";
    o [i]f elected, we believe [our nominees] will <u>substantially</u> improve Target's ability to navigate through the current economic environment while increasing shareholder value over the long-term…,"(emphasis added);
    o "Bill, through Pershing Square, has a consistent track record of identifying opportunities and working with companies to…create value for shareholders…," and,
    o "Pershing…has played a significant role in creating shareholder value at such companies like Plains Resources, Sears Roebuck & Company, Wendy's International, McDonald's, Sears Canada, Ceridian Corporation and…Long Drugs…"

    Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Soliciting Materials Filed March 17, 2009 (Interview)

3. We note your disclosure regarding your belief in the nominees' ability to "substantially improve Target's ability to navigate through the current economic environment while increasing shareholder value…" In future filings, please clarify whether there are any specific plans or proposals the nominees intend to implement in order to realize these goals. In this regard, we note in the transcript of the interview filed, references to building, improving upon or effecting changes in three of Target's business areas-food, credit cards and real estate. Please confirm that your future soliciting materials will provide further details regarding any such proposed plans.

4. Describe in further detail the "transaction that [you] think would create a fair amount of value…" that has not been pursued by the Company despite your proposals.

5. Please provide support for your assertions or the basis for the following statements:

- o   with respect to Mr. Donald, "[w]e think he can bring <u>enormous</u> value to Target, particularly with respect to the food retailing business…,"(emphasis added);

- o   with respect to Mr. Vague, that his company, First USA was "[t]he best performing financial stock for a number of years, on the New York Stock Exchange, prior to the sale to…JPMorgan…,";

- o   with respect to Mr. Gilson, your assertion that he "[a]rguably [is] the top one or two in his field."

6.   Mr. Ackman stated in the interview that he has a "fair amount of experience working with companies on increasing the value of their businesses over time." Similarly, in the press release filed on March 17, 2009, he listed a series of public companies in which he indicates Pershing Square played a significant role in creating shareholder value. Please provide us with support for these assertions, including a balanced presentation of the historical actions of Mr. Ackman and Pershing Square that bore positive <u>and</u> negative results. Also, confirm that in future soliciting materials containing these assertions, you will include this support.

7.   Mr. Ackman in his interview stated that the Company did not say why it rejected the two nominees presented to it by Pershing. In the soliciting materials filed on March 16, 2009, the Company discloses it informed Mr. Ackman that the reason for its rejection of at least one nominee was due to a nominee's conflict of interest. Please identify the nominee who was rejected by the Company. Also, please reconcile in future soliciting materials, the Pershing group's view regarding any alleged conflicts of interests involving any of the nominees on its slate.

Additional Information, page 6

8.   Please include all of the participant information required by Rule 14a-12(a)(1)(i). In this regard, we note that disclosure regarding the participants' direct and indirect interests, inclusive of security holdings or otherwise, was not included.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, each filing person is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions